UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)
Information Statement Pursuant to Rules 13d-1 and 13d-2 Under the Securities Exchange Act of 1934 (Amendment No. __)*
New Mountain Guardian III BDC, L.L.C.
(Name of Issuer) Units of LLC Interest
(Title of Class of Securities)
N/A
(CUSIP Number) 12/31/2019
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this schedule is filed:
[ ] Rule 13d-1(b) [ ] Rule 13d-1(c) [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. .			NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Deseret Mutual Benefit Administrators
2. .	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3. .			SEC USE ONLY
4. .	CITIZENSHIP OR PLACE OF ORGANIZATION Deseret Mutual Benefit Administrators is incorporated in Utah, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	1,120,000
	6.	SHARED VOTING POWER	N/A
	7.	SOLE DISPOSITIVE POWER	1,120,000
	8.	SHARED DISPOSITIVE POWER	N/A
9.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,120,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ] N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		8.9%
12.	TYPE OF REPORTING PERSON		OO

Item 1(a).	Name of Issuer
New Mountain Guardian III BDC, L.L.C.
Item 1(b).	Address of Issuer’s Principal Executive Offices
787 7th Avenue, 49th Floor, New York, New York 10019
Item 2(a).	Name of Person Filing
Deseret Mutual Benefit Administrators

Item 2(b).	Address or Principal Business Office or, if none, Residence:
150 Social Hall Ave #170, Salt Lake City, UT 84145
Item 2(c).	Citizenship
United States
Item 2(d).	Title of Class of Securities
Units of LLC Interests
Item 2(e).	CUSIP Number
N/A
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940(15 U.S.C. 80a-8).
(e)	[ ] An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).
[ ] If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership
(a) Amount beneficially owned:  1,120,000
(b) Percent of class:  8.9%
(c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 1,120,000
(ii)	Shared power to vote or to direct the vote N/A
(iii)	Sole power to dispose or to direct the disposition of 1,120,000
(iv)	Shared power to dispose or to direct the disposition of N/A

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.
Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
If a parent holding company or control person has filed this schedule, pursuant to § 240.13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
Item 8.	Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to § 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5.)
Item 10.	Certification
(a) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.
(b) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b)(1)(ii)(J), or if the statement is filed pursuant to § 240.13d-1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to § 240.13d-1(b)(1)(ii)(J):
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.
(c) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  2/14/2020

James M. Dester
By:
Name: James M. Dester Title: President and CEO of Deseret Mutual Benefit Administrators